FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of      July,     2005.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

     Enclosed is Domtar Inc.’s Press Release related to its Interim Unaudited Consolidated Financial Statements for the period ended June 30, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)
Date: July 27, 2005	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru Corporate Secretary

FORM 6-K

Domtar Inc.

July 27, 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Domtar Inc.'s Press Release related to its Interim Unaudited Consolidated Financial Statements for the period ended June 30, 2005.